Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-218824, 333-197180, 333-183515 and 333-67858 on Form S-8 of our report dated March 16, 2016, relating to the consolidated financial statements (before retrospective  adjustments to the consolidated financial statements) (not presented herein) and financial statement schedule of VAALCO Energy, Inc. and subsidiaries (the “Company”), (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's recurring losses from operations and insufficient liquidity due to depressed oil and gas prices, raising substantial doubt about its ability to continue as a going concern), appearing in this Annual Report on Form 10-K of VAALCO Energy, Inc. for the year ended December 31, 2017.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

March  7, 2018